FV PHARMA INC.

and

CENTURY FINANCIAL CAPITAL GROUP INC.

BUSINESS COMBINATION AGREEMENT

March 9, 2018

- i -

TABLE OF CONTENTS
(continued)

- ii -

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT is made as of March 9, 2018,

BETWEEN:

FV PHARMA INC.,

a corporation incorporated under the laws of the Province of Ontario (“FV Pharma”)

- and -

CENTURY FINANCIAL CAPITAL GROUP INC.,

a corporation incorporated under the laws of the Province of Ontario (“Century”)

(each a “Party” and collectively, the “Parties”)

WHEREAS pursuant to a letter of intent between the Parties dated January 12, 2018 and accepted on January 13, 2018, FV Pharma and Century propose to combine the business and assets of FV Pharma with those of Century and upon completion of such business combination, Century will, through Amalco (as defined below), be a medical marijuana producer with the name “Cannabis ConneXion Corp.” or such other similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Century;

AND WHEREAS the Parties intend to carry out the proposed business combination by way of a statutory amalgamation under the provisions of the OBCA (as defined below) and related transaction steps;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

“Affiliate” has the meaning ascribed thereto in the OBCA;

“Agency Agreement” means an agency agreement to be entered into between the Agent, FV Pharma and Century with respect to the Financing;

“Agent” means First Republic Capital Corporation;

“Agreement”, “this Agreement”, “herein”, “hereto”, and “hereof” and similar expressions refer to this business combination agreement, including the schedules attached hereto, as the same may be amended or supplemented from time to time;

“Amalco” means the amalgamated corporation resulting and continuing from the Amalgamation;

“Amalco Shares” means the common shares in the share capital of Amalco;

“Amalgamation” means the amalgamation of FV Pharma and Subco by way of a “three-cornered amalgamation” with Century under the provisions of Section 174 of the OBCA and pursuant to the terms of the Documents;

“Amalgamation Agreement” means the agreement among FV Pharma, Century and Subco in respect of the Amalgamation, to be substantially in the form attached as Schedule “A” to this Agreement;

“Articles of Amalgamation” means the articles of amalgamation giving effect to the Amalgamation required under the OBCA to be filed with the Director;

“Business Combination” means the series of transactions, as detailed in this Agreement, through which the businesses of FV Pharma and Century will be combined, including the Financing, the Century Share Amendment, the Century Share Creation, the Century Share Cancellation, the Amalgamation, the Century Director Appointments and the Century Name Change;

“Business Day” means any day, excluding Saturday or Sunday, on which banking institutions are open for business in Toronto, Ontario;

“Century” means Century Financial Capital Group Inc.;

“Century Class A Shares” means the Class A Multiple Voting Shares in the capital of Century, to be created pursuant to the Century Share Creation, where each such Class A Multiple Voting Share shall entitle the holder thereof to 276,660 votes;

“Century Class B Shares” means the Class B Subordinate Voting Shares in the capital of Century, to be amended and re-designated from the Century Pre-Amendment Shares pursuant to the Century Share Amendment, where each such Class B Subordinate Voting Share shall entitle the holder thereof to one (1) vote;

“Century Convertible Securities” means, collectively, the Century Options and the Century Warrants;

“Century Director Appointments” means, subject to the completion of the Amalgamation, the reconstitution of the board of directors of Century to consist of five (5) directors, as more particularly set out in section 2.3;

“Century Financial Statements” has the meaning ascribed thereto in section 3.2(m) hereof;

“Century Meeting” means a special meeting of the shareholders of Century to be held in order to seek shareholder approval for the Century Meeting Matters;

“Century Meeting Matters” means the Century Share Amendment, the Century Share Creation, the Century Share Cancellation, the Century Director Appointments, the Century Name Change and the Century Stock Option Plan;

“Century Name Change” means, subject to the completion of the Amalgamation, a change in the name of Century to “Cannabis ConneXion Corp.” or such other similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Century;

“Century Options” means stock options to purchase Century Class B Shares to be issued to the holders of the Existing Century Options and to the holders of the FV Pharma Options in replacement for the Existing Century Options and the FV Pharma Options on a one-for-one basis;

“Century Post-Amendment Shares” means, collectively, the Century Class A Shares and the Century Class B Shares;

“Century Pre-Amendment Shares” means the currently issued and outstanding common shares in the capital of Century;

“Century Share Amendment” means, subject to the completion of the Amalgamation, an amendment to the terms and a re-designation of the Century Pre-Amendment Shares as Century Class B Shares by amending the articles of Century under the OBCA;

“Century Share Cancellation” means, subject to the completion of the Amalgamation, the cancellation of all classes of preferred shares from the authorized capital of Century by amending the articles of Century under the OBCA;

“Century Share Creation” means, subject to the completion of the Amalgamation, a creation of Century Class A Shares by amending the articles of Century under the OBCA;

“Century Shareholder” means a registered holder of Century Pre-Amendment Shares or Century Post- Amendment Shares, as the case may be, from time to time;

“Century Stock Option Plan” means the proposed stock option plan of Century providing for the issuance of incentive stock options;

“Century Warrants” means warrants to purchase Century Class B Shares to be issued to the holders of the Existing Century Warrants and to the holders of the FV Pharma Warrants in replacement of the Existing Century Warrants and the FV Pharma Warrants on a one-for-one basis;

“Certificate of Amalgamation” means the certificate in respect of the Amalgamation issued by the Director;

“Completion Deadline” means May 31, 2018 or such later date as may be mutually agreed between the Parties in writing;

“CSE” means Canadian Securities Exchange;

“CSE Escrow Agreement” means the escrow agreement to be entered into among Century's registrar and transfer agent, Century and certain securityholders of Century in compliance with the requirements of the CSE, with the securities subject to such agreement to be released as determined by the CSE;

“Debt Instrument” has the meaning ascribed thereto in section 3.1(bb) hereof;

“Depositary” means such Person as Century may appoint to act as depositary in relation to the Business Combination, with the approval of FV Pharma, acting reasonably;

“Director” means the Director appointed under Section 278 of the OBCA;

“Dissenting FV Pharma Shares” means the FV Pharma Shares held by Dissenting Shareholders;

“Dissenting Shareholder” means a registered holder of FV Pharma Shares who, in connection with the special resolution of the FV Pharma Shareholders approving the Amalgamation, has exercised the right to dissent pursuant to Section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his, her or its FV Pharma Shares and who has not withdrawn the notice of the exercise of such right as permitted by Section 185 of the OBCA;

“Documents” means, collectively, this Agreement and the Amalgamation Agreement;

“DRS Statement” means a statement evidencing a shareholding position under the Direct Registration System.

“Effective Date” means the date shown on the Certificate of Amalgamation giving effect to the Amalgamation, which date shall be in accordance with section 2.1(f) hereof;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as may be agreed by FV Pharma and Century;

“Environmental Laws” has the meaning ascribed thereto in section 3.1(w) hereof;

“Existing Century Options” means the stock options of Century entitling the holders to purchase up to 750,000 Century Pre-Amendment Shares at a price of $0.05 per share on or before December 23, 2019;

“Existing Century Warrants” means the 3,749,999 warrants of Century entitling the holders to purchase up to 3,749,999 Century Pre-Amendment Shares at a price of $0.06 per share on or before January 4, 2020;

“fair value” where used in relation to a FV Pharma Share held by a Dissenting Shareholder, means fair value as determined by a court under Section 185 of the OBCA or as agreed between FV Pharma and the Dissenting Shareholder;

“Financing” means a brokered private placement by FV Pharma of up to 377,777,778 Subscription Receipts, at a price of $0.09 per Subscription Receipt, for gross proceeds of up to $34 million pursuant to the terms of the Agency Agreement;

“Fortius” means Fortius Research and Trading Corp., a corporation incorporated under the laws of the Province of Ontario;

“Fortius Warrants” means the 40,000,000 warrants of FV Pharma issued to Fortius, entitling Fortius to purchase up to 40,000,000 FV Pharma Class B Shares at a price of $0.022 per share on or before September 15, 2022;

“FV Pharma” means FV Pharma Inc.;

“FV Pharma Class A Shares” means the Class “A” Common Voting Shares in the capital of FV Pharma;

“FV Pharma Class B Shares” means the Class “B” Common Non-Voting Shares in the capital of FV Pharma;

“FV Pharma Compensation Warrants” means the 34,000,000 warrants to be issued the Agent pursuant to the Financing and entitling the Agent to purchase up to 34,000,000 FV Pharma Class B Shares at a price of $0.09 per share for a period of 48 months from the date of the issue;

“FV Pharma Convertible Securities” means the FV Pharma Options and the FV Pharma Warrants;

“FV Pharma Financial Statements” has the meaning ascribed thereto in section 3.1(k) hereof;

“FV Pharma Finder Warrants” means the 31,354,218 warrants of FV Pharma, entitling the holders to purchase up to 31,354,218 FV Pharma Class B Shares at a price of $0.038 per FV Pharma Class B Share expiring on various dates between October 20, 2019 and December 12, 2019;

“FV Pharma Meeting” means a special meeting of the FV Pharma Shareholders to be held in order to seek shareholder approval for the Amalgamation;

“FV Pharma Options” means the stock options to purchase FV Pharma Shares granted to FV Pharma's directors, officers, employees, contractors and other eligible persons, of which, as of the date of this Agreement, there are 69,000,000 FV Pharma Options issued and outstanding, of which 40,000,00 FV Pharma Options are exercisable into 40,000,000 FV Pharma Class B Shares at a price of $0.022 per share on or before September 15, 2022 and of which 29,000,000 FV Pharma Options are exercisable into 29,000,000 FV Pharma Class B Shares at a price of $0.05 per share on or before September 15, 2022;

“FV Pharma Shareholder” means a registered holder of FV Pharma Shares, from time to time, and “FV Pharma Shareholders” means all such holders;

“FV Pharma Shares” means, collectively, FV Pharma Class A Shares and FV Pharma Class B Shares;

“FV Pharma Warrants” means collectively the FV Pharma Finder Warrants the Fortius Warrantsand the FV Pharma Compensation Warrants;

“Governing Documents” means, in respect of each Party, as applicable, its certificate, its articles of incorporation, as amended, and its by-laws, as amended;

“Government Authority” means any foreign, national, provincial, local or state government, any political subdivision or any governmental, judicial, public or statutory instrumentality, court, tribunal, agency (including those pertaining to health, safety or the environment), authority, body or entity, or other regulatory bureau, authority, body or entity having legal jurisdiction over the activity or Person in question and, for greater certainty, includes the CSE;

“IFRS” means International Financial Reporting Standards applicable as at the relevant date;

“in writing” means written information including documents, files, software, records and books made available, delivered or produced to one Party by or on behalf of the other Party;

“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Government Authority, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Government Authority (or any other Person) having jurisdiction over the aforesaid Person or Persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means a letter of transmittal to be sent to holders of FV Pharma Shares for use in connection with the Business Combination and in order to receive the Century Post-Amendment Shares to which they are entitled after giving effect to the Amalgamation;

“Licence” means FV Pharma’s producer licence number 10-MM0225/2017, issued by Health Canada on October 13, 2017 pursuant to section 35 of the Access to Cannabis for Medical Purpose Regulations, for cannabis substances authorized for sale or provision during the period from October 13, 2017 to October 13, 2020;

“Listing Statement” means a listing statement of Century to be prepared jointly by Century and FV Pharma in respect of the proposed listing of the Century Class B Shares in accordance with Policy 2 of the CSE;

“Material Adverse Change” means any change in the financial condition, operations, assets, liabilities, or business of a Party and its Subsidiaries, considered as a whole, which is materially adverse to the business of such Party and its Subsidiaries, considered as a whole, other than a change: (a) which arises out of or in connection with a matter that has been publicly disclosed or otherwise disclosed in writing by such Party to the other Party prior to the date of this Agreement; (b) resulting from conditions affecting the medical marijuana industry as a whole; or (c) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

“Material Adverse Effect” means any event, change or effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of a Party and its Subsidiaries, considered as a whole, provided, however, that a Material Adverse Effect shall not include an adverse effect resulting from a change: (a) which arises out of or in connection with a matter that has been publicly disclosed or otherwise disclosed in writing by such Party to the other Party prior to the date of this Agreement; (b) resulting from conditions affecting the medical marijuana industry as a whole; or (c) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere;

“material fact” has the meaning ascribed thereto in the Securities Act (Ontario) as the same has been and may hereafter from time to time be modified;

“OBCA” means the Business Corporations Act (Ontario) as the same has been and may hereafter from time to time be amended;

“Party” means each of Century and FV Pharma individually, and collectively, the “Parties”;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Government Authority, syndicate or other entity, whether or not having legal status;

“Personnel Obligations” means any obligations or liabilities of a Party or any of its Subsidiaries to pay any amount to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and, without limiting the generality of the foregoing, Personnel Obligations shall include the obligations of such Party or any of its Subsidiaries to directors, officers, employees and consultants: (a) for payments on or in connection with any change in control of such Party pursuant to any change in control agreements, policies or arrangements, including the payments specified herein; and (b) for any special incentive bonus payments and commitments;

“Regulatory Approval” means any approval, consent, waiver, permit, order or exemption from any Government Authority having jurisdiction or authority over any Party or the Subsidiary of any Party which is required or advisable to be obtained in order to permit the Business Combination to be effected and “Regulatory Approvals” means all such approvals, consents, waivers, permits, orders or exemptions;

“Reporting Jurisdictions” has the meaning ascribed thereto in section 3.2(f) hereof;

“Securities Authorities” means the applicable securities commissions or similar securities regulatory authorities in each of the Reporting Jurisdictions, and the CSE;

“SEDAR” means the System for Electronic Document Analysis and Retrieval available at www.sedar.com;

“Subco” means 2620756 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario as a wholly-owned Subsidiary of Century for the sole purpose of effecting the Amalgamation;

“Subco Shares” means the common shares in the capital of Subco;

“Subscription Receipts” means the 377,777,778 subscription receipts issued by FV Pharma pursuant to the Financing, each Subscription Receipt automatically converting into one FV Pharma Class B Share on satisfaction of the conditions set forth in the agreement governing the Subscription Receipts;

“Subsidiary” has the meaning ascribed thereto in the OBCA; and

“Taxes” has the meaning ascribed thereto in section 3.1(r) hereof.

1.2 Singular, Plural, etc.

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 Deemed Currency

In the absence of a specific designation of any currency any undescribed dollar amount herein shall be deemed to refer to Canadian dollars.

1.4 Headings, etc.

The division of this Agreement into Articles and Sections, the provision of a table of contents hereto and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement to Articles and Sections refer to Articles and Sections of and to this Agreement in which such reference is made.

1.5 Date for any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.6 Governing Law

This Agreement shall be governed by and interpreted in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Ontario sitting in and for the judicial district of Toronto in respect of all matters arising under or in relation to this Agreement.

1.7 Attornment

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

ARTICLE 2

THE BUSINESS COMBINATION

2.1 Business Combination Steps

FV Pharma and Century agree to effect the combination of their respective businesses and assets by way of a series of steps or transactions including the Century Share Amendment, the Century Share Creation, the Century Share Cancellation, the Financing, the Amalgamation, the Century Director Appointments and the Century Name Change. Each Party hereby agrees that as soon as reasonably practicable after the date hereof or at such other time as is specifically indicated below in this section 2.1, and subject to the terms and conditions of this Agreement, it shall take the following steps indicated for it:

(a) FV Pharma shall, if required:

(i) duly convene the FV Pharma Meeting at which the FV Pharma Shareholders will be asked to approve the Amalgamation (or in the alternative, obtain approval for the Amalgamation by consent resolution of the FV Pharma Shareholders); and

(ii) use all commercially reasonable efforts to obtain the approval of the FV Pharma Shareholders for the Amalgamation;

(b) Century shall:

(i) duly convene the Century Meeting on March 15, 2018 at which the Century Shareholders will be asked to approve the Century Meeting Matters;

(ii) prior to the Effective Date, seek approval of the Century Shareholders for the Amalgamation by consent if required pursuant to the policies of the CSE; and

(iii) use all commercially reasonable efforts to obtain the approval of the Century Shareholders for the Century Meeting Matters and the Amalgamation;

(c) FV Pharma shall use commercially reasonable efforts to complete the Financing;

(d) Century shall effect the Century Share Creation, the Century Share Amendment and the Century Share Cancellation by amending its articles under the OBCA and the holders of the Century Pre- Amendment Shares shall receive one Century Class B Share for each Century Pre-Amendment Share held and the Century Pre-Amendment Shares will be cancelled;

(e) Century Options and Century Warrants will be issued to the holders of the Existing Century Options and Existing Century Warrants, respectively, in exchange for and replacement for, on an equivalent basis, such Existing Century Options and Existing Century Warrants, which shall thereby be cancelled;

(f) FV Pharma and Subco shall amalgamate by way of statutory amalgamation under Section 174 of the OBCA on the terms and subject to the conditions contained in the Documents and FV Pharma and Century further agree that the Effective Date shall occur within five (5) Business Days following the satisfaction or waiver of the conditions herein contained in favour of each Party or such other date as may be mutually agreed upon;

(g) the Parties shall cause the Articles of Amalgamation to be filed to effect the Amalgamation, pursuant to which:

(i) FV Pharma and Subco will amalgamate under the provisions of the OBCA and continue as one amalgamated corporation, being Amalco;

(ii) subject to section 2.1(h), holders of outstanding FV Pharma Class A Shares shall receive one (1) Century Class A Share for each FV Pharma Class A Share held and the FV Pharma Class A Shares will be cancelled;

(iii) subject to section 2.1(h), holders of outstanding FV Pharma Class B Shares (including FV Pharma Class B Shares issuable on conversion of the Subscription Receipts) shall receive one (1) Century Class B Share for each FV Pharma Class B Share held and the FV Pharma Class B Shares will be cancelled;

(iv) Century Options and Century Warrants shall be issued to the holders of the FV Pharma Options and FV Pharma Warrants, respectively, in exchange and replacement for, on an equivalent basis, such FV Pharma Options and FV Pharma Warrants, which shall thereby be cancelled;

(v) each outstanding Subco Share will be exchanged for Amalco Shares on the basis of one (1) Amalco Share for each Subco share;

(vi) as consideration for the issuance of the Century Post-Amendment Shares to the holders of FV Pharma Shares to effect the Amalgamation, Amalco will issue to Century one (1) fully paid Amalco Share for each Century Post-Amendment Share so issued;

(vii) all of the property and assets of each of FV Pharma and Subco will be the property and assets of Amalco and Amalco will be liable for all of the liabilities and obligations of each of FV Pharma and Subco; and

(viii) Amalco will be a wholly-owned Subsidiary of Century;

(h) in accordance with section 8.5, FV Pharma Shares which are held by a Dissenting Shareholder shall not be converted as prescribed by section 2.1(g)(ii) and 2.1(g)(iii), as applicable. However, if a Dissenting Shareholder fails to perfect or effectively withdraws its claim under Section 185 of the OBCA or forfeits its right to make a claim under Section 185 of the OBCA or if its rights as an FV Pharma Shareholder are otherwise reinstated, such Dissenting Shareholder's Dissenting FV Pharma Shares shall thereupon be deemed to have been converted as of the Effective Date as prescribed by section 2.1(g)(ii) and 2.1(g)(iii), as applicable;

(i) immediately following the filing of the Articles of Amalgamation to effect the Amalgamation, Century will: (i) reconstitute its board of directors to give effect to the Century Director Appointments, and (ii) file a notice of alteration to give effect to the Century Name Change;

(j) as soon as practicable after the Effective Date, in accordance with normal commercial practice and section 2.2(g), Century shall issue or cause to be issued certificates, DRS Statements or electronic positions within CDS representing the appropriate number of the Century Post- Amendment Shares to the former FV Pharma Shareholders. No fractional Century Post- Amendment Shares will be delivered to any FV Pharma Shareholder otherwise entitled thereto and instead the number of Century Post-Amendment Shares to be issued to each former FV Pharma Shareholder will be rounded down to the nearest whole number;

(k) the Parties acknowledge that the CSE may require some of the Century Post-Amendment Shares issued pursuant to the Business Combination to be held in escrow and FV Pharma and Century, as applicable, agree to comply and use its reasonable efforts to cause its shareholders to comply with all such escrow requirements of the CSE including the execution and delivery of the CSE Escrow Agreement; and

(l) the Parties shall take any other action and do anything, including the execution of any other agreements, documents or instruments, that is necessary or useful to give effect to the Business Combination.

2.2 Implementation Covenants

(a) Listing Statement. FV Pharma and Century shall use commercially reasonable efforts to jointly prepare the Listing Statement together with any other documents required by applicable Laws in connection with the proposed listing of the Century Class B Shares and shall jointly file the final Listing Statement required by applicable Laws as soon as reasonably practicable and shall use all commercially reasonable efforts to file the final Listing Statement no later than seven (7) Business Days prior to the Completion Deadline.

(b) Preparation of FV Pharma Meeting Documentation. FV Pharma shall duly prepare documentation required in connection with the FV Pharma Meeting, and deliver such documentation to FV Pharma Shareholders in accordance with the provisions of applicable Laws.

(c) Preparation of Century Meeting Documentation. Century shall duly prepare documentation required in connection with the Century Meeting, and deliver such documentation to Century Shareholders in accordance with the provisions of applicable Laws.

(d) Listing. Century shall use all commercially reasonable efforts to have all of the Century Class B Shares, including those issuable upon exercise of the Century Convertible Securities, accepted for listing by the CSE.

(e) Preparation of Filings. FV Pharma and Century shall cooperate in the preparation of any documents and taking of all actions reasonably deemed by FV Pharma or Century to be necessary to discharge their respective obligations under applicable Laws in connection with the Business Combination and all other matters contemplated in the Documents, and in connection therewith:

(i) each of FV Pharma and Century shall furnish to the other all such information concerning it and its shareholders as may be required to effect the actions described in this Article 2, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Business Combination will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used;

(ii) FV Pharma and Century shall each promptly notify the other if at any time before the Effective Date it becomes aware that the Listing Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Listing Statement. In any such event, FV Pharma and Century shall cooperate in the preparation of a supplement or amendment to the Listing Statement, as required and as the case may be, and, if required, shall cause the same to be filed with the applicable Securities Authorities; and

(iii) each of FV Pharma and Century shall ensure that the Listing Statement complies with all applicable Laws and, without limiting the generality of the foregoing, that the Listing Statement does not contain any untrue statement of a material fact or omit to state a material fact with respect to itself required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

(f) Amalgamation Agreement, etc. The Parties hereby acknowledge that the Amalgamation Agreement shall be substantially in the form attached as Schedule “A” to this Agreement. Subco shall, subject to the terms and conditions of this Agreement and subject to and following the satisfaction or waiver of the conditions herein contained in favour of each Party, deliver to FV Pharma the duly executed Articles of Amalgamation and related documents which will be filed by FV Pharma with the Director.

(g) Century Post-Amendment Shares and Procedures.

(i) On the Effective Date: (i) the FV Pharma Shareholders (other than Dissenting Shareholders who are ultimately entitled to be paid fair value for their Dissenting FV Pharma Shares) shall be deemed to be the registered holders of the Century Post- Amendment Shares to which they are entitled hereunder; (ii) Century shall deposit such Century Post-Amendment Shares with the Depositary and/or the electronic positions representing such Century Post-Amendment Shares with CDS, as applicable, to satisfy the consideration issuable to such FV Pharma Shareholders; and (iii) certificates formerly representing FV Pharma Shares which are held by such FV Pharma Shareholders shall cease to represent any claim upon or interest in FV Pharma other than the right of the registered holder to receive the number of Century Post- Amendment Shares to which it is entitled hereunder, all in accordance with the provisions of the Amalgamation Agreement.

(ii) As soon as reasonably practicable after the Effective Date, the Depositary will forward to, or hold for pick-up by, each former FV Pharma Shareholder that submitted a duly completed Letter of Transmittal or DRS Statements or other evidence of entitlement to the Depositary, together with the certificate (if any) representing the FV Pharma Shares held by such FV Pharma Shareholder or such other evidence of ownership of such FV Pharma Shares as is satisfactory to the Depositary, acting reasonably, (i) the certificates or DRS Statements representing the Century Post-Amendment Shares to which such FV Pharma Shareholder is entitled, in accordance with its Letter of Transmittal, or (ii) confirmation of a non-certificated electronic position transfer in CDS representing the Century Post-Amendment Shares to which such FV Pharma Shareholder is entitled, in accordance with its Letter of Transmittal, all in accordance with the provisions of the Amalgamation Agreement.

(iii) Century, as the registered holder of the Subco Shares, shall be deemed to be the registered holder of the Amalco Shares to which it is entitled hereunder and Century shall be entitled to receive a share certificate representing the number of Amalco Shares to which it is entitled hereunder. Until delivery of such certificate, the share certificate or certificates representing the Subco Shares held by Century will be evidence of Century's right to be registered as a shareholder of Amalco. Share certificates evidencing Subco Shares shall cease to represent any claim upon or interest in Subco other than the right of the registered holder to receive the number Amalco Shares to which it is entitled pursuant to the terms hereof and the Amalgamation.

2.3 Board of Directors and Senior Officers

Each of the Parties hereby agrees that upon completion of the Business Combination and giving effect to the Century Director Appointments, and subject to approval by the CSE, the board of directors and senior officers of Century shall consist of the following:

Name	Title
Thomas Fairfull	President, Chief Executive Officer and
Director

Zeeshan Saeed	Executive Vice President and Director
Donal Carroll	Director
Nominee of FV Pharma	Chief Financial Officer
Nominee of FV Pharma	Director
Nominee of FV Pharma	Director

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of FV Pharma

FV Pharma hereby represents and warrants to Century, and acknowledges that Century is relying upon such representations and warranties in connection with the entering into of this Agreement, as follows:

(a) FV Pharma has been duly incorporated and is validly existing under the laws of the Province of Ontario and is current and up-to-date with all filings required to be made by it in such jurisdiction;

(b) FV Pharma has full corporate power, capacity and authority to undertake all steps of the Business Combination contemplated in the Documents and to carry out its obligations under this Agreement;

(c) the authorized capital of FV Pharma consists of an unlimited number of FV Pharma Class A Shares and an unlimited number of FV Pharma Class B Shares, of which, at the date hereof, there are 15,000 FV Pharma Class A Shares and 776,486,361FV Pharma Class B Shares issued and outstanding;

(d) FV Pharma is not a party to and has not granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any FV Pharma Shares or securities convertible into or exchangeable for FV Pharma Shares, other than: (i) under the terms of the FV Pharma Convertible Securities; (ii) on conversion of the Subscription Receipts; and (iii) under the terms of its streaming agreement with Cannabis Wheaton Income Corp.

(e) FV Pharma is not a reporting issuer nor an associate of any reporting issuer (as defined in the Securities Act (Ontario) or the Securities Act of any other province or territory of Canada) and the FV Pharma Shares do not trade on any exchange;

(f) FV Pharma has all requisite corporate capacity, power and authority, and possesses all material certificates, authority, permits and licences issued by the appropriate state, provincial, municipal or federal regulatory agencies or bodies necessary to conduct the business as now conducted by FV Pharma, and to own its assets, and is in compliance in all material respects with such certificates, authorities, permits or licences, including the Licence. FV Pharma has not received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or licence, including the Licence, which, singly or in the aggregate, if the subject of an unfavourable decision, order, finding or ruling, would materially and adversely affect the conduct of the business, operations, financial condition, income or future prospects of FV Pharma. FV Pharma is not aware of any claim or basis for any claim that might or could adversely affect the right thereof to use or otherwise exploit its rights under the Licence and FV Pharma does not have any responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person (other than mandatory payments to the appropriate state, provincial, municipal or federal regulatory agencies or bodies under the Licence) with respect thereto;

(g) FV Pharma is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets thereof free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those reflected or reserved against it in the FV Pharma Financial Statements;

(h) each of the Documents has been or at the Effective Time will be, duly authorized, executed and delivered by FV Pharma and constitutes a valid and binding obligation of FV Pharma enforceable in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally) and no other corporate proceeding on the part of FV Pharma, other than the submission of the Amalgamation to the FV Pharma Shareholders, is necessary to authorize this Agreement and the transactions contemplated hereby;

(i) the entering into and the performance by FV Pharma of the Business Combination contemplated in the Documents: (a) do not require any consent, approval, authorization or order of any court or governmental agency, body or Governmental Authority, except that which may be required under applicable corporate and securities legislation and the policies of the CSE; (b) will not contravene any statute or regulation of any Governmental Authority which is binding on FV Pharma where such contravention would have a Material Adverse Effect; and (c) will not result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of FV Pharma or any mortgage, note, indenture, contract or agreement, instrument, lease or other document to which FV Pharma is a party, or any judgment, decree or order or any term or provision thereof, which breach, conflict or default would have a Material Adverse Effect;

(j) except as disclosed to Century in writing, there are no legal, regulatory, governmental or similar proceedings pending or, to the knowledge of FV Pharma, contemplated or threatened, to which FV Pharma is a party or to which the property of FV Pharma is subject;

(k) the audited comparative consolidated financial statements of FV Pharma as at and for the year ended December 31, 2016 and 2015; and the unaudited condensed interim financial statements of FV Pharma for the nine month periods ended September 30, 2017 (collectively, the “FV Pharma Financial Statements”), in each case have been prepared in accordance with IFRS, present fairly, in all material respects, the financial position of FV Pharma as at such dates, and do not omit to state any material fact that is required by applicable Laws to be stated or reflected therein or which is necessary to make the statements contained therein not misleading;

(l) except as disclosed in the FV Pharma Financial Statements, there are no plans for retirement, bonus, stock purchase, profit sharing, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation incentive or otherwise contributed to or required to be contributed to, by FV Pharma for the benefit of any current or former director, officer, employee or consultant of FV Pharma;

(m) FV Pharma maintains insurance against loss or damage in respect of its assets, business and operations, with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses;

(n) except as disclosed to Century in writing, FV Pharma is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of FV Pharma;

(o) other than as disclosed in the FV Pharma Financial Statements, FV Pharma is not a party to or bound or affected by any commitments, agreement or document containing any covenant which expressly limits the freedom of FV Pharma to compete in any line of business or with any person, or to transfer or move any of its assets or operations;

(p) FV Pharma owns and possesses adequate enforceable rights to use all trademarks, patents, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to the best of FV Pharma's knowledge, after due inquiry, FV Pharma is not infringing upon the rights of any other person with respect to any such trademarks, patents, copyrights or trade secrets and no person has infringed any such trademark, patents, copyrights or trade secrets;

(q) there are no material liabilities of FV Pharma, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the FV Pharma Financial Statements except for those incurred in the ordinary course of business as of the date hereof;

(r) all taxes (including income taxes, capital tax, payroll taxes, employer health taxes, workers' compensation payments, property taxes, sales, use, goods and services taxes, value-added taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by FV Pharma have been paid or provision made therefor in the FV Pharma Financial Statements except where the failure to pay such Taxes would not result in a Material Adverse Effect for FV Pharma. All tax returns, declarations, remittances and filings required to be filed by FV Pharma have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of FV Pharma, no examination of any tax return of FV Pharma is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by FV Pharma. There are no agreements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to FV Pharma;

(s) except for the Agent, there is no person, firm or company acting or purporting to act at the request of FV Pharma who is or will be entitled to any brokerage or finder's fee in connection with the transactions contemplated herein;

(t) FV Pharma has conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it carries on business and with all Laws material to its operation, and FV Pharma has not received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the licences, leases or other instruments conferring rights to FV Pharma for the conduct of its business;

(u) to the knowledge of FV Pharma, after due inquiry, all activities of FV Pharma have been, up to and including the date hereof, conducted in compliance, in all material respects, with any and all applicable Laws, including, without limitation, Environmental Laws as defined below;

(v) to the knowledge of FV Pharma, any and all material agreements pursuant to which FV Pharma holds any of its material assets are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms, FV Pharma is not in default of any of the material provisions of any such agreements including, without limitation, failure to fulfil any payment or work obligation thereunder nor has any such default been alleged, FV Pharma is not aware of any material disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and concessions pursuant to which FV Pharma derives its interests in such material assets are in good standing and there has been no material default under any such leases, licences and concessions and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid;

(w) to the knowledge of FV Pharma, after due inquiry, all the properties in which FV Pharma has any freehold, leasehold, licence or other interest are free and clear of any hazardous or toxic material, pollution, or other adverse environmental conditions which may give rise to any and all claims, actions, causes of action, damages, losses, liabilities, obligations, penalties, judgments, amounts paid in settlement, assessments, costs, disbursement or expenses (including, without limitation, attorneys' fees and costs, experts' fees and costs, and consultant's fees and costs) of any kind or of any nature whatsoever that are asserted against FV Pharma, alleging liability (including, without limitation, liability for studies, testing or investigatory costs, cleanup costs, response costs, removal costs, remediation costs, contaminant costs, restoration costs, corrective action costs, closure costs, reclamation costs, natural resource damages, property damages, business losses, personal injuries, penalties or fines) arising out of, based on or resulting from (i) the presence, release, threatened release, discharge or emission into the environment of any hazardous materials or substances existing or arising on, beneath or above properties and/or emanating or migrating and/or threatening to emanate or migrate from such properties to off-site properties; (ii) physical disturbance of the environment; and (iii) the violation or alleged violation of all applicable Laws aimed at reclamation or restoration of such properties; abatement of pollution; protection of the environment, protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural and historic resources; management, storage or control of hazardous materials and substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances as wastes into the environment, including without limitation, ambient air, surface water and groundwater; and all other applicable Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes (collectively, “Environmental Laws”); and to the knowledge of FV Pharma, after due inquiry, all environmental approvals required pursuant to Environmental Laws with respect to activities carried out on any part of the lands covered by such properties, have been obtained, are valid and in full force and effect and have been complied with; and there are no proceedings commenced or threatened to revoke or amend any such environmental approvals;

(x) except as disclosed in the FV Pharma Financial Statements, FV Pharma does not have any loan or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm's length” (as such term is defined in the Income Tax Act (Canada)) and has not engaged in any transaction with any person not dealing at arm’s length;

(y) to the knowledge of FV Pharma, there are no outstanding labour disputes (whether filed or lodged with FV Pharma or any other person or organization), pending labour disruptions or pending unionization with respect to FV Pharma;

(z) FV Pharma is not bound by or a party to any collective bargaining agreement;

(aa) there is not, in the constating documents or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which FV Pharma is a party, any restriction upon or impediment to the declaration or payment of dividends by the directors of FV Pharma or the payment of dividends by FV Pharma to the holders of its securities;

(bb) except as disclosed in the FV Pharma Financial Statements, FV Pharma is not party to any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money (“Debt Instrument”) or any agreement contract or commitment to create, assume or issue any Debt Instrument;

(cc) FV Pharma is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of FV Pharma to compete in any line of business, or to transfer or move any of its assets (other than the Licence) or operations or which materially or adversely affects the business practices, operations or condition of FV Pharma or which would prohibit or restrict FV Pharma from entering into and completing the Business Combination;

(dd) FV Pharma is not a party to any agreement, and FV Pharma is not aware of any agreement, which in any manner affects the voting control of any of the FV Pharma Shares or other securities of FV Pharma;

(ee) FV Pharma is not aware of any pending or contemplated change to any applicable Law or governmental position that would materially affect the business of FV Pharma or the legal environments under which FV Pharma operates;

(ff) no representation, warranty or statement of FV Pharma in the Documents contains or will contain at the Effective Time any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which made, not misleading;

(gg) the corporate records and minute books of FV Pharma contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders since their respective dates of incorporation, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings, duly signed;

(hh) except as disclosed to Century in writing and as will be disclosed in the Listing Statement, FV Pharma has not entered into any material contracts as of the date hereof; and

(ii) Century shall have the benefit of the representations and warranties made by FV Pharma to the Agent and set forth in the Agency Agreement. Such representations and warranties shall form an integral part of this Agreement and shall survive the closing of the Financing and shall continue in full force and effect for the benefit of Century in accordance with the Agency Agreement and this Agreement.

3.2 Representations and Warranties of Century

Century hereby represents and warrants to FV Pharma, and acknowledges that FV Pharma is relying upon these representations and warranties in connection with the entering into of this Agreement, as follows:

(a) Century has been duly incorporated and is validly existing under the laws of the Province of Ontario and is current and up-to-date with all filings required to be made by it in such jurisdiction;

(b) Century has full corporate power, capacity and authority to undertake all steps of the Business Combination contemplated in the Documents and to carry out its obligations under this Agreement;

(c) the authorized capital of Century consists of an unlimited number of Century Pre-Amendment Shares, an unlimited number of Class A Preference Shares and an unlimited number of Class B Preference Shares, of which 54,320,708 Century Pre-Amendment Shares, nil Class A Preference Shares and nil Class B Preference Shares are currently issued and outstanding; except for such Century Pre-Amendment Shares, the Existing Century Options and the Existing Century Warrants, Century has no other securities outstanding nor is it a party to or has granted any agreement, warrant, option or right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any Century Pre-Amendment Shares or securities convertible into or exchangeable for Century Pre-Amendment Shares;

(d) on the Effective Date, the Century Post-Amendment Shares issued pursuant to the Amalgamation will be duly and validly issued and outstanding as fully paid and non-assessable and the Century Convertible Securities issued pursuant to the Amalgamation will be duly and validly created and issued;

(e) since August 31, 2017, Century has not entered into any contract in respect of its business or assets, other than in the ordinary course of business, and has continued to carry on its business and maintain its assets in the ordinary course of business, with the exception of reasonable costs incurred in connection with the Business Combination, and without limitation but subject to the above exceptions, has maintained payables and other liabilities at levels consistent with past practice, not engaged or committed to engage in any extraordinary material transactions and has not made or committed to make distributions, dividends or special bonuses, except that Century intends to, prior to the completion of the Business Combination, distribute a stock dividend on the issued and outstanding Century Pre-Amendment Shares on a one-for-one basis;

(f) Century is a reporting issuer, or the equivalent thereof, in the provinces of Ontario and Nova Scotia (collectively, the “Reporting Jurisdictions”) and is not currently in default of any requirement of the applicable laws of each of the Reporting Jurisdictions and other regulatory instruments of the Securities Authorities in such provinces, and no order ceasing, halting or suspending trading in securities of Century or prohibiting the distribution of such securities has been issued to and is outstanding against Century and no investigations or proceedings for such purposes are, to the knowledge of Century, pending or threatened;

(g) Century is in compliance in all material respects with all its disclosure obligations under applicable Laws and all documents filed by Century pursuant to such obligations are in compliance in all material respects with applicable Laws and, other than in respect of documents that have been amended or refiled did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(h) Century has no associates (as defined in the Securities Act (Ontario)) and is not a partner, co- tenant, joint venturer or otherwise a participant in any partnership, joint venture, co-tenancy or other similarly joint owned business;

(i) Century has all requisite corporate capacity, power and authority, and possesses all material certificates, authority, permits and licences issued by the appropriate state, provincial, municipal or federal regulatory agencies or bodies necessary to conduct the business as now conducted by it and to own its assets and is in compliance in all material respects with such certificates, authorities, permits or licences. Century has not received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or licence which, singly or in the aggregate, if the subject of an unfavourable decision, order, finding or ruling, would materially and adversely affect the conduct of the business, operations, financial condition, income or future prospects of Century;

(j) each of the Documents has been, or at the Effective Time will be, duly authorized and, with respect to this Agreement, executed and delivered by Century and constitutes a valid and binding obligation of Century enforceable in accordance with its terms (subject to such limitations and prohibitions as may exist or may be enacted in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and/or interests of creditors generally) and no other corporate proceeding on the part of Century, other than the approval of the matters for which shareholder approval is to be sought at the Century Meeting in accordance with this Agreement, is necessary to authorize this Agreement and the transactions contemplated hereby;

(k) the entering into and the performance by Century and Subco of the transactions contemplated in the Documents:

(i) do not require any consent, approval, authorization or order of any court or governmental agency or body, except that which may be required under applicable corporate and securities legislation and the policies of the CSE;

(ii) will not contravene any statute or regulation of any governmental authority which is binding on Century or Subco where such contravention would have a Material Adverse Effect; and

(iii) will not result in the breach of, or be in conflict with, or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, by-laws or resolutions of Century or Subco or any mortgage, note, indenture, contract or agreement, instrument, lease or other document to which Century or Subco is or will be a party, or any judgment, decree or order or any term or provision thereof, which breach, conflict or default would have a Material Adverse Effect;

(l) there are no legal or governmental proceedings pending or, to the knowledge of Century, contemplated or threatened, to which Century is a party or to which the property of Century is subject;

(m) the audited annual financial statements of Century for the years ended August 31, 2017 and 2016 and the notes thereto and the unaudited interim financial statements of Century for the period ended November 30, 2017 and the notes thereto (collectively, the “Century Financial Statements”), in each case, have been prepared in accordance with IFRS, present fairly, in all material respects, the financial position of Century as at such date, and do not omit to state any material fact that is required by IFRS or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading;

(n) Century has no outstanding material liability, whether direct, indirect, absolute or contingent or otherwise, which is not reflected in the Century Financial Statements;

(o) except as disclosed to FV Pharma in writing and as will be disclosed in the Listing Statement, Century has not entered into any material contract as of the date hereof;

(p) except as disclosed to FV Pharma in writing or in the Century Financial Statements, Century has not engaged in any transaction with any non-arm's length person;

(q) all Taxes due and payable by Century have been paid or provision made therefor in the financial statements of Century except for where the failure to pay such Taxes would not result in a Material Adverse Effect for Century. All tax returns, declarations, remittances and filings required to be filed by Century have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of Century, no examination of any tax return of Century is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by Century. There are no agreements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to Century;

(r) except for the Agent, there is no person, firm or company acting or purporting to act at the request of Century who is entitled to any brokerage or finder's fee in connection with the transactions contemplated in the Documents;

(s) Century has conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it carries on business and with all Laws material to its operation and Century has not received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any concessions, licences, leases or other instruments conferring rights to Century;

(t) other than any non-compliance which would not result in a Material Adverse Effect in respect of Century, to the knowledge of Century, after due inquiry all activities of Century have been, up to and including the date hereof, conducted in compliance, in all material respects, with any and all applicable Laws;

(u) Century is not bound by or a party to any employment contracts. No current or former director, officer, shareholder, employee or independent contractor of Century or any person not dealing at arm's length within the meaning of the Income Tax Act (Canada) with any such person is indebted to Century;

(v) since the date of its incorporation, Century has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on Century Pre-Amendment Shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any Century Pre-Amendment Shares or securities or agreed to do any of the foregoing, except that Century intends to, prior to the completion of the Business Combination, distribute a stock dividend on the issued and outstanding Century Pre-Amendment Shares on a one-for-one basis;

(w) there is not, in the constating documents or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which Century is a party any restriction upon or impediment to, the declaration or payment of dividends by the directors of Century or the payment of dividends by Century to the holders of its securities;

(x) Century is not a party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument;

(y) Century is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of Century to compete in any line of business, or to transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of Century or which would prohibit or restrict Century from entering into and completing the Business Combination;

(z) Century is not a party to any agreement nor is Century aware of any agreement, which in any manner affects the voting control of any of the securities of Century;

(aa) Century is not aware of any pending or contemplated change to any applicable Law or governmental position that would materially affect the business of Century;

(bb) the corporate records and minute books of Century contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders since its date of incorporation, together with the full text of all resolutions of directors and shareholders passed in lieu of such meetings, duly signed;

(cc) no representation, warranty or statement of Century or Subco in the Documents contains or will contain at the Effective Time any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which made, not misleading; and

(dd) Century does not maintain any insurance.

3.3 Survival

For greater certainty, the representations and warranties of each of FV Pharma and Century contained herein shall survive the execution and delivery of this Agreement and shall terminate and be extinguished on the earlier of the termination of this Agreement in accordance with its terms and the Effective Time.

ARTICLE 4

CONDUCT OF BUSINESS

4.1 Conduct of Business by the Parties

Except as required by Law or is otherwise expressly permitted or specifically contemplated by this Agreement, each of the Parties covenants and agrees that, during the period from the date of this Agreement until the earlier of either the Effective Time or the time that this Agreement is terminated by its terms, unless each of the other Parties shall otherwise agree in writing:

(a) it shall, and shall cause its Subsidiaries to conduct business in, and not take any action except in, the usual and ordinary course of business, with the exception of reasonable costs incurred in connection with the Business Combination, and it shall and shall cause its Subsidiaries to use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships and it shall not, and shall cause its Subsidiaries to not, without the prior written consent of the other Parties, enter into any contract in respect of its business or assets, other than in the ordinary course of business, and without limitation but subject to the foregoing, shall maintain payables and other liabilities at levels consistent with past practice, shall not engage or commit to engage in any extraordinary material transactions and shall not make or commit to make distributions, dividends or special bonuses, without the prior written consent of the other Parties; and

(b) other than as contemplated by this Agreement, it shall not directly or indirectly do or permit to occur any of the following:

(i) amend its Governing Documents;

(ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares owned by any Person other than inter- corporate loans and advances;

(iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares other than in connection with (A) the Financing, (B) the exercise of the Existing Century Options, the Existing Century Warrants or the FV Pharma Convertible Securities, (C) the grant of incentive stock options by FV Pharma in the normal course under the terms of its incentive stock option plan, or (D) pursuant to the streaming agreement with Cannabis Wheaton Income Corp.;

(iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities including, without limitation, under an issuer bid;

(v) split, combine or reclassify any of its shares;

(vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of itself or any of its Subsidiaries; or

(vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above.

ARTICLE 5

COVENANTS

5.1 Waiver of Notice of Subco Shareholder Meeting and Resolution in Lieu of Meeting by Century

Century, as sole shareholder of Subco, shall waive notice of and its attendance at a meeting of the shareholders of Subco to approve the Amalgamation and shall sign a resolution in writing of the sole shareholder of Subco approving the Amalgamation.

5.2 Representations and Warranties

(a) FV Pharma covenants and agrees that from the date hereof until the termination of this Agreement it shall not take any action, or fail to take any action, which would or may reasonably be expected to result in the representations and warranties set out in section 3.1 being untrue in any material respect.

(b) Century covenants and agrees that, from the date hereof until the termination of this Agreement it shall not take any action, or fail to take any action, which would or may reasonably be expected to result in the representations and warranties set out in section 3.2 being untrue in any material respect.

5.3 Notice of Material Change

(a) From the date hereof until the termination of this Agreement, each Party shall promptly notify the other Party in writing of:

(i) any material change (actual, anticipated, contemplated or, to the knowledge of such Party or any of its Subsidiaries, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of such Party and its Subsidiaries, taken as whole;

(ii) any change in the facts relating to any representation or warranty set out in sections 3.1 or 3.2 hereof, as applicable, which change is or may be of such a nature as to render any such representation or warranty misleading or untrue in a material respect; or

(iii) any material fact which arises and which would have been required to be stated herein had the fact arisen on or prior to the date of this Agreement.

(b) Each of the Parties shall in good faith discuss with the other any change in circumstances (actual, anticipated, contemplated or, to its knowledge of its or any of its Subsidiaries, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the other pursuant to this section.

5.4 Non-Solicitation

None of the Parties shall solicit any offers to purchase its shares or assets and neither of Century nor FV Pharma will initiate or encourage any discussions or negotiations with any third party with respect to such a transaction or amalgamation, merger, take-over, plan of arrangement or similar transaction during the period commencing on the date hereof and ending on the termination of this Agreement (excluding, for greater certainty, any solicitations by FV Pharma of offers to purchase Subscription Receipts under the Financing). The Parties shall immediately cease and cause to be terminated any existing discussions or negotiations with any third party related to any of the foregoing. In the event any of the Parties is approached in respect of any such transaction, it shall immediately notify the other.

5.5 Other Covenants

Each of the Parties covenants and agrees that it shall:

(a) use all commercially reasonable efforts to consummate the Business Combination and all matters described in the Listing Statement, subject only to the terms and conditions hereof and thereof;

(b) use all commercially reasonable efforts to obtain all appropriate Regulatory Approvals;

(c) not, other than in connection with the Business Combination or as otherwise contemplated herein, split, consolidate or reclassify any of its outstanding securities, nor declare, set aside or pay any dividends on or make any other distributions on or in respect of its outstanding securities; and

(d) not, other than in connection with the Business Combination, reorganize, amalgamate or merge with any other person, nor acquire by amalgamating, merging or consolidating with, purchasing a majority of the voting securities or substantially all of the assets of or otherwise, any business or Person which acquisition or other transaction would reasonably be expected to prevent or materially delay the Business Combination contemplated hereby.

ARTICLE 6

MUTUAL COVENANTS

6.1 Other Filings

The Parties shall, as promptly as practicable hereafter, prepare and file all filings required under any securities Laws, the policies of the CSE or any other applicable Laws relating to the Business Combination contemplated hereby.

6.2 Additional Agreements

Subject to the terms and conditions of this Agreement and subject to fiduciary obligations under applicable Laws, each of the Parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Business Combination contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals from other Parties to material agreements, leases and other contracts or agreements;

(b) to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Business Combination contemplated hereby;

(c) to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Business Combination contemplated hereby;

(d) to effect all necessary registrations and other filings and submissions of information requested by the CSE;

(e) to effect all necessary registrations and other filings and submissions of information requested by Governmental Authorities; and

(f) to fulfill all conditions and satisfy all provisions of this Agreement.

For purposes of the foregoing, the obligation to use “commercially reasonable efforts” to obtain waivers, consents and approvals to loan agreements, leases and other contracts shall not include any obligation to agree to a materially adverse modification of the terms of such documents or to prepay or incur additional material obligations to such other Parties.

ARTICLE 7

CONDITIONS AND CLOSING MATTERS

7.1 Mutual Conditions Precedent

The respective obligations of the Parties hereto to complete the Business Combination contemplated by this Agreement shall be subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may be waived only by the mutual consent of the Parties:

(a) Century, upon completion of the Business Combination, will meet the minimum original listing requirements of the CSE and the CSE shall have conditionally approved the listing of the Century Class B Shares on the CSE, subject to completion of the Business Combination and completion of the customary listing requirements of the CSE;

(b) there shall not be in force any order or decree restraining or enjoining the consummation of the Business Combination;

(c) this Agreement shall not have been terminated pursuant to Article 8;

(d) all Regulatory Approvals and corporate approvals shall have been obtained;

(e) each Party shall not have entered into any transaction or contract which would have a material effect on the financial and operational condition, or the assets of each Party, excluding those transactions or contracts undertaken in the ordinary course of business, without first discussing and obtaining the approval of the other Party;

(f) the requisite approval of the FV Pharma Shareholders of the Amalgamation shall have been obtained;

(g) the requisite approval of the Century Shareholders for the Century Meeting Matters and the Amalgamation shall have been obtained; and

(h) the Financing shall have been completed for maximum gross proceeds of $34 million.

If any of the above conditions shall not have been complied with or waived by the Parties on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then a Party may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by the Party terminating the Agreement. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by a Party of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, such defaulting Party shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own non-compliance with its obligations under this Agreement.

7.2 Additional Conditions Precedent to the Obligations of FV Pharma

The obligations of FV Pharma to complete the Business Combination contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of FV Pharma and may be waived by FV Pharma and any one or more of which, if not satisfied or waived, will relieve FV Pharma of any obligation under this Agreement):

(a) on or prior to the Effective Date, and effective upon completion of the Amalgamation, each of the directors and officers of Century shall have tendered their resignations and provided mutual releases in a form acceptable to FV Pharma and the board of directors of Century, subject to the approval of the CSE, shall have been reconstituted, and the officers shall have been appointed, as set forth in section 2.3;

(b) no Material Adverse Change with respect to Century shall have occurred between the date hereof and the Effective Date;

(c) Century shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement, and all representations and warranties of Century contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall not have ceased to be true and correct in any material respect thereafter (provided, however, that if the breaching Party has been given written notice by the other Party specifying in reasonable detail any such misrepresentation, breach or non- performance, the breaching Party shall have had three days to cure such misrepresentation, breach or non-performance), and the Chief Executive Officer of Century or another officer satisfactory to FV Pharma shall so certify immediately prior to the Effective Date;

(d) the Century board of directors, and the Subco board of directors as necessary, shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Century to permit the consummation of the Business Combination and the transactions contemplated therewith; and

(e) FV Pharma shall have received from counsel to Century favourable legal opinions concerning such matters with respect to the Business Combination as are customary in similar transactions and as FV Pharma and its counsel may reasonably request.

If any of the above conditions shall not have been complied with or waived by FV Pharma on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in section 7.2(c), FV Pharma may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by FV Pharma. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by FV Pharma of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, FV Pharma shall not rely on such failure (to satisfy one or more of the above conditions) as a basis for its own noncompliance with its obligations under this Agreement.

7.3 Additional Conditions Precedent to the Obligations of Century

The obligations of Century to complete the Business Combination contemplated by this Agreement shall also be subject to the satisfaction, on or before the Effective Date, of each of the following conditions precedent (each of which is for the exclusive benefit of Century and may be waived by Century and any one or more of which, if not satisfied or waived, will relieve Century of any obligation under this Agreement):

(a) no Material Adverse Change with respect to FV Pharma shall have occurred between the date hereof and the Effective Date;

(b) FV Pharma shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement, and all representations and warranties of FV Pharma contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall not have ceased to be true and correct in any material respect thereafter (provided, however, that if the breaching Party has been given written notice by the other Party specifying in reasonable detail any such misrepresentation, breach or non- performance, the breaching Party shall have had three days to cure such misrepresentation, breach or non-performance), and the Chief Executive Officer of FV Pharma or another officer satisfactory to Century shall so certify immediately prior to the Effective Date;

(c) the board of FV Pharma shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by FV Pharma to permit the consummation of the Amalgamation, the Business Combination and the transactions contemplated therewith;

(d) the number of FV Pharma Shares in respect of which shareholders of FV Pharma have dissented in connection with the resolutions authorizing the Amalgamation shall not exceed 5% of the number of issued and outstanding FV Pharma Shares; and

(e) Century shall have received from counsel to FV Pharma favourable legal opinions concerning such matters with respect to the Business Combination as are customary in similar transactions and as Century and its counsel may reasonably request.

If any of the above conditions shall not have been complied with or waived by Century on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to the cure provision provided for in section 7.3(b), Century may terminate this Agreement in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Century or Subco. In the event that the failure to satisfy any one or more of the above conditions precedent results from a material default by Century or Subco of its obligations under this Agreement and if such condition(s) precedent would have been satisfied but for such default, neither Party shall rely on such failure (to satisfy one or more of the above conditions) as a basis for its own noncompliance with its obligations under this Agreement.

7.4 Merger of Conditions

The conditions set out in sections 7.1, 7.2 and 7.3 shall be conclusively deemed to have been satisfied, waived or released by the Parties on the filing of the Articles of Amalgamation with the Director and such other documents as are required to be filed under the OBCA for acceptance by the Director to give effect to the Amalgamation.

7.5 Closing Matters

The completion of the transactions contemplated under this Agreement shall be effected via electronic exchange or at the offices of FV Pharma's counsel, Bennett Jones LLP, at 10:00 a.m. (Toronto time) (or such other time as the Parties may agree upon) on the Effective Date.

ARTICLE 8

TERMINATION, AMENDMENT AND DISSENTING SHAREHOLDERS

8.1 Termination

This Agreement may be terminated by written notice promptly given to the other Party hereto, at any time prior to the Effective Date:

(a) by mutual agreement in writing by the Parties; or

(b) as set forth in sections 7.1, 7.2 and 7.3 of this Agreement.

8.2 Effect of Termination

In the event of the termination of this Agreement as provided in section 8.1 hereof, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of Century or FV Pharma hereunder except as set forth in section 8.3 hereof and this section 8.2, which provisions shall survive the termination of this Agreement. Nothing herein shall relieve any Party from liability for any breach of this Agreement.

8.3 Fees and Expenses

Each of FV Pharma and Century shall pay its own costs and expenses (including all legal, accounting and financial advisory fees and expenses) incurred in connection with the completion of the Business Combination, including without limitation, expenses related to the preparation, execution and delivery of all agreements including, without limitation, this Agreement and other documents referenced herein.

8.4 Amendment

This Agreement may, at any time on or before the Effective Date be amended by mutual agreement between the Parties hereto. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the Parties.

8.5 Dissenting Shareholders

On the earlier of the Effective Date, the making of an agreement between a Dissenting Shareholder and FV Pharma for the purchase of their Dissenting FV Pharma Shares or the pronouncement of a court order pursuant to Section 185 of the OBCA, a Dissenting Shareholder shall cease to have any rights as a FV Pharma Shareholder other than the right to be paid the fair value of its Dissenting FV Pharma Shares in the amount agreed to or as ordered by the court, as the case may be. In the event that a Dissenting Shareholder fails to perfect or effectively withdraws the Dissenting Shareholder's claim under Section 185 of the OBCA or otherwise forfeits the Dissenting Shareholder's right to make a claim under Section 185 of the OBCA, the Dissenting Shareholder's Dissenting FV Pharma Shares shall thereupon be deemed to have been exchanged as of the Effective Date for Century Post-Amendment Shares on the basis set forth in section 2.1 hereof.

8.6 Waiver

A Party may (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive compliance with any of the other Party's agreements or the fulfillment of any of its conditions contained herein or (iii) waive inaccuracies in another Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 9

GENERAL

9.1 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by e-mail or sent by prepaid overnight courier to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

if to FV Pharma:

FV Pharma Inc.

1 Rossland Road West, Suite 202

Ajax, Ontario L1Z 1Z2

Attention:	Thomas Fairfull, President & Chief Executive Officer
E-mail:	thomas@fvpharma.com

with a copy to:

Bennett Jones LLP

3400 One First Canadian Place

P.O. Box 130

Toronto, Ontario M5X 1A4

Attention:	Aaron Sonshine
Email:	SonshineA@bennettjones.com

if to Century or Subco:

Century Financial Capital Group Inc.

The Canadian Venture Building

82 Richmond Street East

Toronto, Ontario M5C 1P1

Attention:	Yaron Conforti, Chief Executive Officer
E-mail:	yaron@conforti.ca

with a copy to:

McMillan LLP

1500 – 1055 West Georgia Street

Vancouver, British Columbia V6E 4N7

Attention:	Mark Neighbor
E-mail:	mark.neighbor@mcmillan.ca

9.2 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto without the prior written consent of the other Party.

9.3 Complete Agreement

This Agreement sets forth the entire understanding between the Parties hereto and supersedes all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter hereof, including but not limited to, the letter of intent dated January 12, 2018 and accepted on January 13, 2018 between FV Pharma and Century. No other agreements, representations, warranties or other matters, whether oral or written, shall be deemed to bind the Parties hereto with respect to the subject matter hereof.

9.4 Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.5 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9.6 Counterpart Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

9.7 Investigation by Parties

No investigations made by or on behalf of either Party or any of their respective authorized agents at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other Party in or pursuant to this Agreement.

9.8 Public Announcement; Disclosure and Confidentiality

(a) Unless and until the transactions contemplated in this Agreement will have been completed, none of the Parties shall make any public announcement concerning this Agreement or the matters contemplated herein, their discussions or any other memoranda, letters or agreements between them relating to the matters contemplated herein without the prior consent of the other Parties, which consent shall not be unreasonably withheld, provided that no party shall be prevented from making any disclosure which is required to be made by law or any rules of a stock exchange or similar organization to which it is bound.

(b) All information provided to or received by the parties hereunder shall be treated as confidential (“Confidential Information”). Subject to the provisions of this Section, no Confidential Information shall be published by any party hereto without the prior written consent of the others, but such consent in respect of the reporting of factual data shall not be unreasonably withheld. The consent required by this Section shall not apply to a disclosure to: (a) comply with any applicable laws, stock exchange rules or a regulatory authority having jurisdiction; (b) a director, officer or employee of a party; (c) an affiliate (within the meaning of the OBCA) of a party; (d) a consultant, contractor or subcontractor of a party that has a bona fide need to be informed; or (e) any third party to whom the disclosing party may assign any of its rights under this Agreement; provided, however, that in the case of subsection (e) the third party or parties, as the case may be, agree to maintain in confidence any of the Confidential Information so disclosed to them.

(c) The obligations of confidence and prohibitions against use of Confidential Information under this Agreement shall not apply to information that the disclosing party can show by reasonable documentary evidence or otherwise: (a) as of the date of this Agreement, was in the public domain; (b) after the date of this Agreement, was published or otherwise became part of the public domain through no fault of the disclosing party or an affiliate thereof (but only after, and only to the extent that, it is published or otherwise becomes part of the public domain); or (c) was information that the disclosing party or its affiliates were required to disclose pursuant to the order of any Governmental authority or judicial authority.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FV PHARMA INC.

Per: "Thomas Fairfull"
         __________________________________________________
           Thomas Fairfull
           President & Chief Executive Officer

CENTURY FINANCIAL CAPITAL GROUP INC.

Per: "Yaron Conforti"
         __________________________________________________
            Yaron Conforti
            Chief Executive Officer

SCHEDULE “A”

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is made as of the 9th day of March, 2018,

AMONG:

CENTURY FINANCIAL CAPITAL GROUP INC.,

a corporation incorporated under the laws of the Province of Ontario
(“Century”);

- and -

2620756 ONTARIO INC.,

a corporation incorporated under the laws of the Province of Ontario

(“Subco”);

- and -

FV PHARMA INC.,

a corporation incorporated under the laws of the Province of Ontario
(“FV Pharma”);

WHEREAS FV Pharma and Century have agreed to combine their businesses and assets pursuant to the Business Combination Agreement;

AND WHEREAS FV Pharma and Subco are each incorporated under the OBCA;

AND WHEREAS Subco is a wholly-owned subsidiary of Century;

AND WHEREAS the authorized capital of FV Pharma consists of an unlimited number of FV Pharma Class A Shares and an unlimited number of FV Pharma Class B Shares, of which 15,000 FV Pharma Class A Shares and 776,486,361 FV Pharma Class B Shares are issued and outstanding at the date hereof as fully paid and non- assessable shares;

AND WHEREAS the authorized capital of Subco consists of an unlimited number of Subco Shares, of which 100 Subco Shares are issued and outstanding at the date hereof as fully paid and non-assessable shares, all of which are owned beneficially and of record by Century;

AND WHEREAS pursuant to the Amalgamation, and subject to the terms of the Business Combination Agreement, FV Pharma and Subco shall amalgamate and continue as Amalco, which shall become a wholly- owned subsidiary of Century, and Century shall issue to each FV Pharma Class A Shareholder one (1) Century Class A Share for each one (1) FV Pharma Class A Share held and to each FV Pharma Class B Shareholder one

(1) Century Class B Share for each one (1) FV Pharma Class B Share held;

AND WHEREAS FV Pharma, Century and Subco have each made full disclosure to the other of all their respective assets and liabilities;

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1. Interpretation

In this Agreement, including the recitals hereto, the following words and expressions shall have the respective meanings ascribed to them below:

“Agreement” means this agreement, its recitals and exhibits, as the same may be amended, modified or supplemented from time to time;

“Amalco” means the corporation resulting from the Amalgamation and continuing the corporate existence of the Amalgamating Corporations;

“Amalco Shareholder” means a registered holder of Amalco Shares, from time to time, and “Amalco Shareholders” means all of such holders;

“Amalco Shares” means the common shares in the share capital of Amalco;

“Amalgamating Corporations” means FV Pharma and Subco and “Amalgamating Corporation” means either of them as applicable;

“Amalgamation” means the amalgamation of the Amalgamating Corporations pursuant to the provisions of the OBCA in the manner contemplated in and pursuant to this Agreement;

“Articles of Amalgamation” means the articles of amalgamation giving effect to the Amalgamation to be filed with the Director appointed under the OBCA pursuant to this Agreement, in the form annexed hereto as Exhibit “A”;

“Business Combination Agreement” means the business combination agreement dated March 9, 2018 between FV Pharma and Century;

“CDS” means CDS Clearing and Depositary Services Inc.;

“Century Class A Shares” means the Class A Multiple Voting Shares in the capital of Century, where each such Class A Multiple Voting Share shall entitle the holder thereof to 276,660 votes;

“Century Class B Shares” means the Class B Subordinate Voting Shares in the capital of Century, where each such Class B Subordinate Voting Share shall entitle the holder thereof to one (1) vote;

“Century Name Change” means, subject to the completion of the Amalgamation, a change in the name of Century to “Cannabis ConneXion Corp.” or such other similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Century following the Amalgamation;

“Century Options” has the meaning ascribed to that term in the Business Combination Agreement;

“Century Shares” means, collectively, the Century Class A Shares and the Century Class B Shares;

“Century Warrants” has the meaning ascribed to that term in the Business Combination Agreement;

“Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Director in respect of the Amalgamation;

“Depositary” means Heritage Transfer Agency Inc. at its principal office in Toronto, Ontario, which is also the transfer agent and registrar for the Century Shares;

“Director” means the Director appointed under Section 278 of the OBCA;

“Dissenting Shareholder” means a registered FV Pharma Shareholder who, in connection with the special resolution of the FV Pharma Shareholders which approves and adopts this Agreement, has exercised the right to dissent pursuant to Section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his, her or its FV Pharma Shares and who has not withdrawn the notice of the exercise of such right as permitted by Section 185 of the OBCA;

“Effective Date” means the date shown on the Certificate of Amalgamation;

“Existing Century Options” has the meaning ascribed to that term in the Business Combination Agreement;

“Existing Century Warrants” has the meaning ascribed to that term in the Business Combination Agreement;

“fair value” where used in relation to a FV Pharma Share held by a Dissenting Shareholder, means fair value as determined by a court under Section 185 of the OBCA or as agreed between FV Pharma and the Dissenting Shareholder;

“Financing” has the meaning ascribed to that term in the Business Combination Agreement;

“FV Pharma Class A Shares” means the Class “A” Common Voting Shares in the capital of FV Pharma;

“FV Pharma Class B Shares” means the Class “B” Common Non-Voting Shares in the capital of FV Pharma;

“FV Pharma Options” has the meaning ascribed to that term in the Business Combination Agreement;

“FV Pharma Shareholder” means a registered holder of FV Pharma Shares, from time to time, and “FV Pharma Shareholders” means all of such holders;

“FV Pharma Shares” means, collectively, the FV Pharma Class A Shares and the FV Pharma Class B Shares;

“FV Fharma Warrants” has the meaning ascribed to that term in the Business Combination Agreement;

“Letter of Transmittal” means a letter of transmittal to be sent to holders of FV Pharma Shares for use in connection with the Amalgamation and in order to receive the Century Shares to which they are entitled after giving effect to the Amalgamation;

“OBCA” means the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended;

“Parties” means FV Pharma, Subco and Century, and “Party” means each of them as applicable;

“Person” means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity, and pronouns have a similarly extended meaning;

“Subco Shareholder” means the registered holder of Subco Shares, being Century; and

“Subco Shares” means the common shares in the capital of Subco.

2. Paramountcy

In the event of any conflict between the provisions of this Agreement and the provisions of the Business Combination Agreement, the provisions of this Agreement shall prevail.

3. Agreement to Amalgamate

Each of the Parties hereby agrees to the Amalgamation such that the Amalgamating Corporations shall amalgamate to create and continue as Amalco under the provisions of Section 174 of the OBCA, on the terms and conditions set out in this Agreement.

4. Filing of Articles

Following the approval of this Agreement by the shareholders of the Amalgamating Corporations in accordance with the OBCA, and in accordance with the terms and conditions of the Business Combination Agreement, including the satisfaction or waiver of all conditions precedent set forth in the Business Combination Agreement, FV Pharma shall file the Articles of Amalgamation with the Director as provided under the OBCA.

5. Conditions Precedent to the Amalgamation

The Amalgamation is subject to the satisfaction or waiver by the party entitled to make such waiver, of the conditions precedent set forth in Article 7 of the Business Combination Agreement. The signing and delivery of the Articles of Amalgamation by FV Pharma and Subco shall be conclusive evidence that such conditions have been satisfied to the satisfaction of FV Pharma and Century, or waived by the party entitled to make such waiver, and that FV Pharma and Subco may amalgamate in accordance with the provisions of this Agreement.

6. Amalgamation Events

Pursuant to the Amalgamation, on the Effective Date:

(a) each issued and outstanding FV Pharma Share held by each Dissenting Shareholder will become an entitlement to be paid the fair value of such share;

(b) each issued and outstanding Subco Share shall be exchanged for one (1) fully paid and non- assessable Amalco Share;

(c) each issued and outstanding FV Pharma Class A Share (other than those held by Dissenting Shareholders) shall be exchanged for one (1) fully paid and non-assessable Century Class A Share;

(d) each issued and outstanding FV Pharma Class B Share (other than those held by Dissenting Shareholders) shall be exchanged for one (1) fully paid and non-assessable Century Class B Share;

(e) each issued and outstanding FV Pharma Option and FV Pharma Warrant shall be exchanged, on an equivalent basis, for Century Options and Century Warrants;

(f) as consideration for the issuance of Century Shares in exchange for the FV Pharma Shares, Amalco shall issue to Century one (1) Amalco Share for each Century Share so issued;

(g) FV Pharma and Subco shall be amalgamated and continue as Amalco;

(h) all of the property and assets of each of FV Pharma and Subco shall be the property and assets of Amalco and Amalco shall be liable for all of the liabilities and obligations of each of FV Pharma and Subco, including civil, criminal and quasi criminal, and all contracts, liabilities and debts of Subco and FV Pharma;

(i) all rights of creditors against the property, assets, rights, privileges and franchises of Subco and FV Pharma and all liens upon their property, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of Subco and FV Pharma shall thenceforth attach to and be enforced against Amalco; and

(j) no action or proceeding by or against Subco or FV Pharma shall abate or be affected by the Amalgamation but, for all purposes of such action or proceeding, the name of Amalco shall be substituted in such action or proceeding in place of Subco or FV Pharma, as the case may be.

7. Articles of Amalgamation

The Articles of Amalgamation of Amalco shall be in the form annexed hereto as Exhibit “A”.

8. Name

The Name of Amalco shall be such designating number as may be assigned to Amalco by the Director followed by the words “Ontario Inc.”, or such other name as mutually agreed to by the Parties.

9. Registered Office

Until changed in accordance with the OBCA, the registered office of Amalco shall be in the Province of Ontario.

10. Authorized Capital

The authorized capital of Amalco shall consist of an unlimited number of Amalco Shares, the rights, privileges, restrictions and conditions attaching to which shall be as set out in the Articles of Amalgamation annexed hereto as Exhibit “A”.

11. Share Transfer Restrictions

The Amalco Shares shall be subject to restrictions on transfer as set out in the Articles of Amalgamation annexed hereto as Exhibit “A”.

12. Business

There shall be no restrictions on the business which Amalco is authorized to carry on or the powers which Amalco may exercise.

13. Number of Directors

The board of directors of Amalco shall consist of not less than one (1) and not more than ten (10) directors, the exact number of which shall be determined by the directors from time to time.

14. First Directors

The first directors of Amalco shall be the persons whose names and residential addresses appear below:

Name	Address	Resident Canada
Thomas Fairfull	6 Flazington Court	Yes
Ajax, Ontario L1S 6N5

Zeeshan Saeed	3682 Stratton Woods Crt.	Yes
Mississauga, ON, L5L 4V2

Donal Carroll	55 North Drive	Yes
Etobicoke, Ontario M9A 4R1

The above directors shall hold office from the Effective Date until the first annual meeting of Amalco Shareholders or until his successor is elected or appointed.

15. By-laws

The by-laws of Amalco shall be, to the extent not inconsistent with this Agreement, the by-laws of Subco, until repealed or amended.

16. Fractional Shares

No fractional Century Shares or Amalco Shares will be issued or delivered to any former FV Pharma Shareholders or the former Subco Shareholder otherwise entitled thereto, if any. Instead, the number of Century Shares or Amalco Shares issued to each former holder of FV Pharma Shares or Subco Shares will be rounded down to the nearest whole number.

17. Stated Capital

The stated capital account in the records of Amalco for the Amalco Shares shall be equal to the stated capital attributed to the FV Pharma Shares and the Subco Shares, determined immediately before the Amalgamation.

18. Delivery of Securities Following Amalgamation as soon as Practicable After the Effective Date:

(a) Amalco shall issue certificates representing the appropriate number of Amalco Shares to the former Subco Shareholder. Until delivery of such certificate, the share certificate or certificates representing the Subco Shares held by the former Subco Shareholder will be evidence of the former Subco Shareholder's right to be registered as a shareholder of Amalco. Share certificates formerly representing Subco Shares which are held by the former Subco Shareholder shall cease to represent any claim upon or interest in Subco other than the right of the registered holder to receive the number Amalco Shares to which it is entitled pursuant to the terms hereof; and

(b) in accordance with normal commercial practice, Century shall issue or cause to be issued certificates, direct registration statements or electronic positions within CDS representing the appropriate number of Century Shares (post-Century Name Change) to the former FV Pharma Shareholders (other than Dissenting Shareholders) by: (i) depositing such Century Shares with the Depositary and/or the electronic positions representing such Century Shares with CDS (in the name of the Depositary), as applicable, to satisfy the consideration issuable to such FV Pharma Shareholders; and (ii) as soon as reasonably practicable after the Effective Date, causing the Depositary to forward to, or hold for pick-up by, each former FV Pharma Shareholder that submitted a duly completed Letter of Transmittal or other evidence of entitlement to the Depositary, together with the certificate (if any) representing the FV Pharma Shares held by such FV Pharma Shareholder or such other evidence of ownership of such FV Pharma Shares as is satisfactory to the Depositary, acting reasonably, (A) the certificates representing the Century Shares to which such FV Pharma Shareholder is entitled, in accordance with its Letter of Transmittal (or other evidence of entitlement), or (B) confirmation of a non-certificated electronic position transfer in CDS representing the Century Shares to which such FV Pharma Shareholder is entitled, in accordance with its Letter of Transmittal. Share certificates formerly representing FV Pharma Shares which are held by the former FV Pharma Shareholders shall cease to represent any claim upon or interest in FV Pharma other than the right of the registered holder to receive the number of Century Shares to which it is entitled pursuant to the terms hereof.

19. Negative Covenants

From the date hereof to and including the Effective Date, each of FV Pharma, Subco and Century covenants that it will not:

(a) reserve, allot, create, issue or distribute any of its securities, other than: (i) on exercise of the FV Pharma Convertible Securities; (ii) on exercise of the Existing Century Options or Existing Century Warrants; (iii) securities to be issued pursuant to the Financing; or (iv) securities to be issued in order to effect the transactions described in the Business Combination Agreement;

(b) declare or pay dividends on any of its shares other than as has been publicly disclosed as of the date hereof or as contemplated in the Business Combination Agreement or make any other issue, payment or distribution to the holders of its securities including, without limitation, the issue, payment or distribution of any of its assets or property to such holders;

(c) authorize or take any action to amalgamate, merge, reorganize, effect an arrangement, liquidate, dissolve, wind-up or transfer all or substantially all of its undertaking or assets to another corporation or entity;

(d) reclassify any outstanding securities or change such securities into other shares or securities or subdivide, redivide, reduce, combine or consolidate such securities into a greater or lesser number of securities, effect any other capital reorganization or amend the designation of or the rights, privileges, restrictions or conditions attaching to such securities, other than in order to effect the transactions described in the Business Combination Agreement;

(e) amend its articles or by-laws, other than in order to effect the transactions described in the Business Combination Agreement; or

(f) enter into any transaction, or take any other action, out of the ordinary course of its business, other than in order to effect the transactions described in the Business Combination Agreement.

20. Termination

Subject to the terms of the Business Combination Agreement, this Agreement may be terminated by the board of directors of each of the Amalgamating Corporations, notwithstanding the approval of this Agreement by the shareholders of the Amalgamating Corporations, at any time prior to the issuance of the Certificate of Amalgamation. If this Agreement is terminated pursuant to this section, this Agreement shall forthwith become void and of no further force and effect.

21. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario sitting in and for the judicial district of Toronto in respect of all matters arising under or in relation to this Agreement.

22. Further Assurances

Each of the Parties agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Amalgamation Agreement.

23. Time of the Essence

Time shall be of the essence of this Agreement.

24. Amendments

This Agreement may only be amended or otherwise modified by written agreement executed by the

Parties.

25. Counterparts

This Agreement may be signed in counterparts (including counterparts by facsimile), and all such signed counterparts, when taken together, shall constitute one and the same agreement, effective on this date.

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IN WITNESS WHEREOF the Parties have executed this Agreement by their duly authorized officers as of the day and year first above written.

CENTURY FINANCIAL CAPITAL GROUP

INC.

Per:     _____________________________________________

Yaron Conforti

Chief Executive Officer

2620756 ONTARIO INC.

Per:     _____________________________________________
             Yaron Conforti
             Director

FV PHARMA INC.

Per:     _____________________________________________
             Thomas Fairfull
             President & Chief Executive Officer

EXHIBIT “A”

ARTICLES OF AMALGAMATION

(TO BE INSERTED)